Filed Pursuant to Rule 433
Registration Statement No. 333-159654
Pricing Term Sheet
June 4, 2009
Express Scripts, Inc.

23,000,000 Shares of Common Stock

Par Value $0.01 Per Share
     This term sheet to the preliminary prospectus supplement dated June 2, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Express Scripts, Inc.

Size:	23,000,000 shares (26,450,000 shares including over-allotment option)

Price to Public:	$61.00 per share

Gross Spread:	$1.6775 per share

Net proceeds to issuer, after deducting underwriting discounts but before other offering expenses:	$1,364,417,500 ($1,569,080,125 including over-allotment option)

Last reported sale price:	$62.29 (June 4, 2009)

Pricing Date/Closing Date:	June 4, 2009 / June 10, 2009

Lead Manager:	J.P. Morgan Securities Inc.

Joint Book-running Managers:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.

Co-Managers:	ABN AMRO Incorporated Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc. Wachovia Capital Markets, LLC
Concurrent Offering of Senior Notes due 2012, Senior Notes due 2014 and Senior Notes due 2019
     Concurrently with this offering we have agreed to sell $1,000,000,000 aggregate principal amount of 5.25% Senior Notes due 2012, $1,000,000,000 aggregate principal amount of 6.25% Senior Notes due 2014 and $500,000,000 aggregate principal amount of 7.25% Senior Notes due 2019 in an underwritten public offering (the “Concurrent Offering”). Neither the completion of the Concurrent Offering nor the completion of this offering is contingent on the completion of the other. The net proceeds of the Concurrent Offering, after deducting the underwriting discount and estimated expenses, will be approximately $2,478,370,000.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-718-242-8002, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or Citigroup Global Markets Inc. at 1-877-858-5407.